UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 30, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS CHANGE IN MANAGEMENT

Moscow, Russia – August 30, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports the appointment of Andrey Pasynich as chief executive officer of Mechel Mining Management Company OOO. He replaces Igor Khafizov who left the company.

“Andrey is a real mining professional, he proved it with his achievements. We now aim to consolidate Mechel’s position on the domestic and international coal markets and use our mining facilities’ potential, put in by the previous chief Igor Khafizov, to maximum efficiency. I sincerely wish Andrey success on this new position of trust.

“Igor Khafizov made an invaluable contribution to Mechel Group’s creation as it is now, primarily the mining division’s development. His energy, authority, versatile mind were the company’s support and reliable prop in difficult times. On behalf of our team and myself personally, I would like to thank Igor for many years of fruitful work and wish him many more successes. May this new stage in his life be as fulfilling and fascinating, as his time in Mechel has been,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

Mechel Mining Management OOO is the company handling day-to-day supervision of Mechel Group’s mining facilities.

Prior to his appointment, since 2019 Andrey Pasynich headed Mechel Mining Management’s operations department. In 2016-2019, he was deputy technical director at Siberian Anthracite AO. In 2010-2016, he was technical director at Mechel’s Yakutugol Holding Company. In 1989-2010 he worked his way up from mine overseer to director of Yakutugol’s Neryungrinsky Open Pit.

Mr. Pasynich has been awarded with the Miner’s Glory honorary badge of all three degrees and the title of Honorary Miner of the Republic of Sakha (Yakutia). He has also received a certificate of merit from the Republic of Sakha (Yakutia)’s Science and professional education ministry for his contribution to scientific development and merit in scientific research.

Andrey Pasynich graduated Moscow Mining Institute with a specialty in technology and integrated mechanization of open mining of fossil resources. He holds the degree of Candidate of Technical Sciences.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 30, 2021

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